UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)

                               (Amendment No. 6)


                           THE ADAMS EXPRESS COMPANY
                           -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   006212104
                                   ---------
                                 (CUSIP Number)

                               December 31, 2004
                               -----------------
            (Date of Event which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]  Rule 13d-1(b)

               [X]  Rule 13d-1(c)

               [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 006212104                  SCHEDULE 13G                  Page 2 of 15


1    Name of Reporting Person                             Erik E. Bergstrom

     IRS Identification No. of Above Person

2    Check the Appropriate Box if a member of a Group              (a)  [ ]
                                                                   (b)  [x]

3    SEC USE ONLY

4    Citizenship or Place of Organization                               USA

  NUMBER OF    5    Sole Voting Power                                     0
    SHARES
 BENEFICIALLY  6    Shared Voting Power                           7,295,002
OWNED BY EACH
  REPORTING    7    Sole Dispositive Power                                0
 PERSON WITH
               8    Shared Dispositive Power                      7,295,002

9    Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                       7,295,002

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                     [x]*

11   Percent of Class Represented by Amount in Row 9                   8.5%

12   Type of Reporting Person                                            IN




-----------------------

*See response to Item 4.

CUSIP 006212104                  SCHEDULE 13G                  Page 3 of 15


1    Name of Reporting Person                Erik E. Bergstrom Living Trust
                                                          U/A Dated 12/6/74

     IRS Identification No. of Above Person

2    Check the Appropriate Box if a member of a Group              (a)  [ ]
                                                                   (b)  [x]

3    SEC USE ONLY

4    Citizenship or Place of Organization                        California

  NUMBER OF     5    Sole Voting Power                                    0
    SHARES
 BENEFICIALLY   6    Shared Voting Power                          2,565,000
OWNED BY EACH
  REPORTING     7    Sole Dispositive Power                               0
 PERSON WITH
                8    Shared Dispositive Power                     2,565,000

9    Aggregate Amount Beneficially Owned by Each Reporting        2,565,000
     Person                                                       2,565,000

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                     [ ]

11   Percent of Class Represented by Amount in Row 9                   3.0%

12   Type of Reporting Person                                            OO

CUSIP 006212104                  SCHEDULE 13G                  Page 4 of 15


1    Name of Reporting Person                            Edith H. Bergstrom

     IRS Identification No. of Above Person

2    Check the Appropriate Box if a member of a Group              (a)  [ ]
                                                                   (b)  [x]

3    SEC USE ONLY

4    Citizenship or Place of Organization                               USA

  NUMBER OF     5    Sole Voting Power                                    0
    SHARES
 BENEFICIALLY   6    Shared Voting Power                             85,000
OWNED BY EACH
  REPORTING     7    Sole Dispositive Power                               0
 PERSON WITH
                8    Shared Dispositive Power                        85,000

9    Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                          85,000

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                     [ ]

11   Percent of Class Represented by Amount in Row 9                   0.1%

12   Type of Reporting Person                                            IN

CUSIP 006212104                  SCHEDULE 13G                  Page 5 of 15


1    Name of Reporting Person           Edith H. Bergstrom Living Trust U/A
                                                              Dated 12/6/74

     IRS Identification No. of Above Person

2    Check the Appropriate Box if a member of a Group              (a)  [ ]
                                                                   (b)  [x]

3    SEC USE ONLY

4    Citizenship or Place of Organization                        California

  NUMBER OF      5    Sole Voting Power                                   0
    SHARES
 BENEFICIALLY    6    Shared Voting Power                            85,000
OWNED BY EACH
  REPORTING      7    Sole Dispositive Power                              0
 PERSON WITH
                 8    Shared Dispositive Power                       85,000

9    Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                          85,000

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                     [ ]

11   Percent of Class Represented by Amount in Row 9                   0.1%

12   Type of Reporting Person                                            OO

CUSIP 006212104                  SCHEDULE 13G                  Page 6 of 15


1    Name of Reporting Person    Erik E. and Edith H. Bergstrom Foundation,
                                                         a Charitable Trust

     IRS Identification No. of Above Person

2    Check the Appropriate Box if a member of a Group              (a)  [ ]
                                                                   (b)  [x]

3    SEC USE ONLY

4    Citizenship or Place of Organization                        California

  NUMBER OF     5    Sole Voting Power                                    0
    SHARES
 BENEFICIALLY   6    Shared Voting Power                          4,630,002
OWNED BY EACH
  REPORTING     7    Sole Dispositive Power                               0
 PERSON WITH
                8    Shared Dispositive Power                     4,630,002

9    Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                       4,630,002

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                     [ ]

11   Percent of Class Represented by Amount in Row 9                   5.4%

12   Type of Reporting Person                                            CO

CUSIP 006212104                  SCHEDULE 13G                  Page 7 of 15


1    Name of Reporting Person                                Sharon's Trust

     IRS Identification No. of Above Person

2    Check the Appropriate Box if a member of a Group              (a)  [ ]
                                                                   (b)  [x]

3    SEC USE ONLY

4    Citizenship or Place of Organization                        California

  NUMBER OF     5    Sole Voting Power                                    0
    SHARES
 BENEFICIALLY   6    Shared Voting Power                            100,000
OWNED BY EACH
  REPORTING     7    Sole Dispositive Power                               0
 PERSON WITH
                8    Shared Dispositive Power                       100,000

9    Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                         100,000

10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares                                                     [ ]

11   Percent of Class Represented by Amount in Row 9                   0.1%

12   Type of Reporting Person                                            OO

CUSIP 006212104                  SCHEDULE 13G                  Page 8 of 15


Item 1(a).  Name of Issuer:

            The Adams Express Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

            7 St. Paul Street, Suite 1140, Baltimore, Maryland 21202

Item 2(a).  Names of Persons Filing:

            Erik E. Bergstrom
            Erik E. Bergstrom Living Trust U/A Dated 12/6/74
            Edith H. Bergstrom
            Edith H. Bergstrom Living Trust U/A Dated 12/6/74
            Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust Sharon's Trust

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The business address of Erik E. Bergstrom, Erik E. Bergstrom Living Trust U/A Dated 12/6/74, Edith H. Bergstrom and Edith H. Bergstrom Living Trust U/A Dated 12/6/74 is P.O. Box 126, Palo Alto, California 94302. The business address of the Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust is P.O. Box 520, Palo Alto, California 94302. The business address of Sharon's Trust is 61720 Lime Quarry Road, Enterprise, Oregon 97828.

Item 2(c).  Citizenship:

            See Items 4 to pages 2-7 which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            006212104

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

   (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

   (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

   (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP 006212104                  SCHEDULE 13G                  Page 9 of 15


   (e) [ ] An investment adviser in accordance with Section
           240.13d-1(b)(1)(ii)(E);

   (f) [ ] An employee benefit plan or endowment fund in accordance with
           Section 240.13d-1(b)(1)(ii)(F);

   (g) [ ] A parent holding company or control person in accordance with
           Section 240.13d-1(b)(1)(ii)(G);

   (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        The following table specifies as of January 17, 2005 the number of shares of Common Stock as to which each person named in Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the Common Stock reported to be outstanding as of December 31, 2004.

CUSIP 006212104                  SCHEDULE 13G                 Page 10 of 15


                 Sole Voting     Shared Voting                   Percentage
                     and              and          Aggregate         of
                 Dispositive      Dispositive      Number of     Outstanding
      Name<F1>      Power            Power           Shares        Shares
   -----------      -----            -----           ------        ------

Erik E. Bergstrom     0            7,295,002<F2>   7,295,002<F2>    8.5%<F2>

Erik E. Bergstrom     0            2,565,000       2,565,000        3.0%
Living Trust U/A
Dated 12/6/74

Edith H. Bergstrom    0               85,000<F3>      85,000<F3>    0.1%<F3>

Edith H. Bergstrom    0               85,000          85,000        0.1%
Living Trust U/A
Dated 12/6/74

Erik E. and Edith H.  0            4,630,002       4,630,002        5.4%
Bergstrom Foundation,
a Charitable Trust

Sharon's Trust        0              100,000         100,000        0.1%


Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.
------------------------

  <F1>  The reporting persons may be deemed to be members of a "group"
within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such a group is hereby disclaimed.

  <F2>  Consists of shares of Common Stock owned by the Erik E. Bergstrom
Living Trust U/A Dated 12/6/74, Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust, and Sharon's Trust. Does not include the shares owned by Edith H. Bergstrom and the Edith H. Bergstrom Living Trust U/A Dated 12/6/74. Pursuant to Rule 13d-4, Erik E. Bergstrom hereby disclaims beneficial ownership of all shares owned by Edith H. Bergstrom, the Edith
H. Bergstrom Living Trust U/A Dated 12/6/74, Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust and Sharon's Trust.

  <F3>  Consists of 85,000 shares of Common Stock owned by Edith H.
Bergstrom Living Trust U/A Dated 12/6/74.

CUSIP 006212104                  SCHEDULE 13G                 Page 11 of 15


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         See Exhibit 1.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         By signing below, each of the signatories certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 006212104                  SCHEDULE 13G                 Page 12 of 15


                                  Signatures
                                  ----------

         After reasonable inquiry and to the best of its knowledge and belief, each of the signatories certifies that the information set forth in this statement is true, complete and correct.


/s/ Erik E. Bergstrom                  Edith H. Bergstrom Living Trust
-------------------------------        U/A Dated 12/6/74
Erik E. Bergstrom



/s/ Edith H. Bergstrom                 By: /s/ Edith H. Bergstrom
-------------------------------            ---------------------------
Edith H. Bergstrom                         Name:  Edith H. Bergstrom
                                           Title: Trustee


Erik E. Bergstrom Living Trust         Erik E. and Edith H. Bergstrom
U/A Dated 12/6/74                      Foundation, a Charitable Trust


By: /s/ Erik E. Bergstrom              By: /s/ Erik E. Bergstrom
    ---------------------------            --------------------------
    Name:  Erik E. Bergstrom               Name:  Erik E. Bergstrom
    Title: Trustee                         Title: Trustee


Sharon's Trust


By: /s/ Erik E. Bergstrom
    ---------------------------
    Name:  Erik E. Bergstrom
    Title: Trustee


Dated: January 25, 2005

CUSIP 006212104                  SCHEDULE 13G                 Page 13 of 15



                                 EXHIBIT INDEX
                                 -------------

        Exhibit 1         Identity of Group Members           Page 14

        Exhibit 2         Joint Filing Undertaking            Page 15

CUSIP 006212104                  SCHEDULE 13G                 Page 14 of 15



                     Exhibit 1 - Identity of Group Members


     Erik E. Bergstrom
     Erik E. Bergstrom Living Trust U/A Dated 12/6/74
     Edith H. Bergstrom
     Edith H. Bergstrom Living Trust U/A Dated 12/6/74
     Erik E. and Edith H. Bergstrom Foundation, a Charitable Trust
     Sharon's Trust

CUSIP 006212104                  SCHEDULE 13G                 Page 15 of 15



                      Exhibit 2 - Joint Filing Undertaking

            The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


/s/ Erik E. Bergstrom                  Edith H. Bergstrom Living Trust
-------------------------------        U/A Dated 12/6/74
Erik E. Bergstrom



/s/ Edith H. Bergstrom                 By: /s/ Edith H. Bergstrom
-------------------------------            ---------------------------
Edith H. Bergstrom                         Name:  Edith H. Bergstrom
                                           Title: Trustee


Erik E. Bergstrom Living Trust         Erik E. and Edith H. Bergstrom
U/A Dated 12/6/74                      Foundation, a Charitable Trust


By: /s/ Erik E. Bergstrom              By: /s/ Erik E. Bergstrom
    ---------------------------            --------------------------
    Name:  Erik E. Bergstrom               Name:  Erik E. Bergstrom
    Title: Trustee                         Title: Trustee


Sharon's Trust


By: /s/ Erik E. Bergstrom
    ---------------------------
    Name:  Erik E. Bergstrom
    Title: Trustee


Dated: January 25, 2005